Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change July 31, 2009
Item 3	News Release The news release dated July 31, 2009 was disseminated through Marketwire’s Canadian and US Investment and UK Media and Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that its wholly-owned Pirquitas Mine has made its first shipment of silver concentrate.  A further update on progress at the mine, located in the province of Jujuy in Argentina, is planned in conjunction with the release of the company’s Second Quarter 2009 financial results on Thursday, August 6, 2009.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated July 31, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 31st day of July, 2009

July 31, 2009	News Release 09-19

PIRQUITAS MAKES FIRST SILVER CONCENTRATE SHIPMENT
SECOND QUARTER 2009 RESULTS AND CONFERENCE CALL

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that the wholly-owned Pirquitas Mine has made its first shipment of silver concentrate.  A further update on progress at the mine, located in the province of Jujuy in Argentina, is planned in conjunction with the release of the company’s Second Quarter 2009 financial results on Thursday, August 6, 2009.

A conference call with management to review Second Quarter 2009 financial results, Pirquitas and other project activities is scheduled on Friday, August 7, 2009 at 11:00 a.m. EDT.

Toll-free in North America:                                                  (877) 545-1491
All other calls:                                                                       (719) 325-4847

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/presentations.cfm.

The call will be archived and available at www.silverstandard.com after August 7, 2009.

Audio replay will be available for one week by calling:
Toll-free in North America:                                                                     (888) 203-1112, replay passcode 6056624.
Overseas callers may dial:                                                                       (719) 457-0820, replay passcode 6056624.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)